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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40953

ICONIC SPORTS ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

190 Elgin Avenue

George Town, Grand Cayman

KY1-9008

Cayman Islands, KY1-9008

+44 (0) 2703 93702
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant to acquire one Class A ordinary share
Class A ordinary shares included as part of the units

Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant to acquire one Class A ordinary share: 0 holders

Class A ordinary shares included as part of the units: 0 holders

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 Units: 0 holders.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Authentic Equity Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 23, 2023	Very truly yours, Iconic Sports Acquisition Corp.

	By:	/s/ Fausto Zanetton
		Name:	Fausto Zanetton
		Title:	Chief Executive Officer and Chief Financial Officer